UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 15)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
WOODSIDE PETROLEUM LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $ 985,093,611.00	Amount of Filing Fee**: $ 105,405.02

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $105,405.02		Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEMS 1 THROUGH 9, AND ITEM 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.V: PRESS RELEASE ISSUED BY ATS INC.
EX-99.A.5.W: AUSTRALIAN STOCK EXCHANGE ANNOUNCEMENT

     This Amendment No. 15 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006, Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006, Amendment No. 3 to the Tender Offer Statement filed on September 22, 2006, Amendment No. 4 to the Tender Offer Statement filed on September 26, 2006, Amendment No. 5 to the Tender Offer Statement filed on September 28, 2006, Amendment No. 6 to the Tender Offer Statement filed on October 10, 2006, Amendment No. 7 to the Tender Offer Statement filed on October 18, 2006, Amendment No. 8 to the Tender Offer Statement filed on October 20, 2006, Amendment No. 9 to the Tender Offer Statement filed on October 26, 2006, Amendment No. 10 to the Tender Offer Statement filed on October 30, 2006, Amendment No. 11 to the Tender Offer Statement filed on November 2, 2006, Amendment No. 12 to the Tender Offer Statement filed November 3, 2006, Amendment No. 13 to the Tender Offer Statement filed November 8, 2006 and Amendment No. 14 to the Tender Offer Statement filed November 14, 2006 (as amended, the “Schedule TO”), by Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Parent, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated August 31, 2006, as amended (the “Offer to Purchase”), the Supplement to the Offer to Purchase, dated November 2, 2006 (the “Supplement”) and the Letter of Transmittal, as amended (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO, the Offer to Purchase or the Supplement.
ITEMS 1 THROUGH 9, AND ITEM 11
     All information set forth in the Offer to Purchase, the Supplement and the Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The Offer expired pursuant to its terms at 11:59 p.m. New York City time, on November 17, 2006, without the acceptance of the tendered shares by Purchaser. At the expiration of the Offer, certain conditions to the Offer had not been satisfied and Purchaser had not waived these conditions. Purchaser has therefore not purchased any shares tendered in the Offer and has instructed the Depositary to promptly return all shares to the tendering stockholders.
     On November 19, 2006, Purchaser issued a press release relating to the expiration of the Offer. A copy of the press release is filed as
Exhibit (a)(5)(V) hereto.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(V)	Press Release Issued by ATS Inc., dated November 19, 2006

(a)(5)(W)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated November 20, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

ATS INC.
By:	/s/ Jeff Soine
Name:	Jeff Soine
Title:	Secretary

WOODSIDE FINANCE LIMITED
By:	/s/ Robert Cole
Name:	Robert Cole
Title:	Director

WOODSIDE PETROLEUM LTD.
By:	/s/ Robert Cole
Name:	Robert Cole
Title:	Secretary and General Counsel

Date: November 20, 2006

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Supplement to the Offer to Purchase, dated November 2, 2006*

(a)(1)(H)	Form of Revised Letter of Transmittal*

(a)(1)(I)	Form of Revised Notice of Guaranteed Delivery*

(a)(1)(J)	Form of Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(K)	Form of Revised Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(a)(5)(I)	Press release issued by ATS Inc. on September 28, 2006*

(a)(5)(J)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 28, 2006*

EXHIBIT NO.	DOCUMENT

(a)(5)(K)	Letter from ATS Inc. to Energy Partners, Ltd., dated October 5, 2006*

(a)(5)(L)	Second Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed October 16, 2006*

(a)(5)(M)	Press Release issued by ATS Inc. on October 20, 2006*

(a)(5)(N)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated October 20, 2006*

(a)(5)(O)	Press Release issued by ATS Inc. on October 26, 2006*

(a)(5)(P)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated October 26, 2006*

(a)(5)(Q)	Investor Presentation, dated October 30, 2006*

(a)(5)(R)	Letter from ATS Inc. to Energy Partners, Ltd., dated November 2, 2006*

(a)(5)(S)	Letter from ATS Inc. to Energy Partners, Ltd. Stockholders, dated November 8, 2006*

(a)(5)(T)	Press Release Issued by ATS Inc., dated November 14, 2006*

(a)(5)(U)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated November 14, 2006*

(a)(5)(V)	Press Release Issued by ATS Inc., dated November 19, 2006

(a)(5)(W)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated November 20, 2006

*	Previously Filed